Exhibit 99.6

BIOTIE THERAPIES CORP.	STOCK EXCHANGE RELEASE	June 17, 2015 at 8.50 p.m.

Notification according to Chapter 9, Section 5 of the Finnish Securities Markets Act

Biotie Therapies Corp. (the “Company”) has today received a notification in accordance with Chapter 9, Section 5 of the Finnish Securities Markets Act from Invesco Ltd. on behalf of itself and Invesco Asset Management Ltd.

According to the notification, Invesco Asset Management Ltd is a controlled undertaking of Invesco Ltd and currently holds 75,738,300 shares and votes in the Company, meaning that there has been no change in the number of shares held by the group since the last notification. Following the completion of the U.S. public offering of American Depositary Shares representing the Company’s shares as well as the automatic conversion of the convertible notes issued by the Company, both of which took place on June 16, 2015, the shares and votes held by Invesco Asset Management Ltd correspond to approximately 7.72 per cent of all shares and votes in the Company (the Company’s calculation).

On the date of this release, the number of shares in the Company amounts to 980,851,935, of which 2,605,691 shares are held by the Company and its subsidiaries.

In Turku, June 17, 2015

Biotie Therapies Corp.

Timo Veromaa
President and CEO

For further information, please contact:

David Cook, CFO
Tel. +358 2 2748 900, e-mail: david.cook@biotie.com

DISTRIBUTION:

NASDAQ OMX Helsinki Ltd
Main Media
www.biotie.com